SEC FILE NUMBER 001-15256
CUSIP NUMBER 670851 500 670851 401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):     ☐ Form 10-K    ☒   Form 20-F    ☐  Form 11-K    ☐  Form 10-Q    ☐  Form 10-D
                        ☐  Form N-SAR          ☐  Form N-CSR

For Period Ended:        December 31, 2016

☐      Transition Report on Form 10-K

☐      Transition Report on Form 20-F

☐      Transition Report on Form 11-K

☐      Transition Report on Form 10-Q

☐      Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I ─ REGISTRANT INFORMATION

         Oi S.A. – In Judicial Reorganization
Full Name of Registrant

          N/A
Former Name if Applicable

         Rua Humberto de Campos, 425
Address of Principal Executive Office (Street and Number)

        Leblon, Rio de Janeiro, RJ, Brazil  22430-190
City, State and Zip Code

PART II ─ RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

            (a)   The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐        (b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

            (c)   The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III ─ NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is in the process of preparing its financial statements in accordance with U.S generally accepted accounting principles (“U.S. GAAP”) for inclusion in its Form 20-F for the fiscal year ended December 31, 2016 (the “2016 Form 20-F”). However, for the reasons described below, the Registrant has not been able to complete the preparation of its U.S. GAAP financial statements for inclusion in the 2016 Form 20-F without unreasonable effort and expense prior to the due date for the filing of the 2016 Form 20-F.

Subsequent to the date of its May 20, 2016 filing of its annual report on Form 20-F for the year ended December 31, 2015, on June 20, 2016, the registrant and six of its wholly-owned direct or indirect subsidiaries (collectively, the “RJ Debtors”) filed a request for judicial reorganization (recuperação judicial) with the Court of the State of Rio de Janeiro. On June 29, 2016, the 7th Corporate Court of the Judicial District of the State Capital of Rio de Janeiro (the “RJ Court”) granted the processing of this judicial reorganization.

On July 22, 2016, the RJ Court appointed PricewaterhouseCoopers Assessoria Empresarial Ltda., or PWC, and the law firm Escritório Arnoldo Wald e Advogados Associados to act as judicial administrators of the RJ Debtors, and the judicial reorganization request was ratified by the shareholders of Oi S.A. at an extraordinary shareholders’ meeting.

Under Brazilian law, the RJ Debtors were required to submit to the RJ Court a list of their creditors for publication (the “First List of Creditors”). The RJ Debtors prepared and published the First List of Creditors in the official gazette in Brazil on September 20, 2016.

Following the date of publication of the First List of Creditors, persons claiming to be creditors of the RJ Debtors were required to file with the judicial administrators on or prior to October 11, 2016 (the 15th business day following the publication of the First List of Creditors, as prescribed under Brazilian law) (1) a proof of claim, if the amounts claimed to be owed to them were not included in the First List of Creditors, or (2) an objection if they disputed the amount or classification of a particular credit or claim that was included in the First List of Creditors. Under Brazilian law, following the expiration of the period to file proofs of claim and statements of discrepancies, the judicial administrators of the RJ Debtors are required to submit to the RJ Court a revised list of creditors for publication (the “Second List of Creditors”).

The original deadline for the judicial administrators of the RJ Debtors to submit the Second List of Creditors to the RJ Court was 45 business days after the deadline for submission of claims and objections, which occurred on October, 11, 2016. This deadline was extended by the RJ Court to April 4, 2017 and, on March 31, 2017, the RJ Court rendered a decision replacing PricewaterhouseCoopers Assessoria Empresarial Ltda as judicial administrator with BDO RCS Auditores Independentes do Brasil (“BDO”) and, consequently, suspended the deadline for the presentation of the Second List of Creditors. On April 7, 2017, BDO declined this appointment, and on April 10, 2017, the RJ Court appointed Escritório Arnoldo Wald e Advogados Associados as the sole judicial administrator of the Judicial Reorganization. The judicial administrator is currently reviewing the First List of Creditors and, taking into account the claims and objections that were filed, will present and publish the Second List of Creditors.

In parallel, on September 5, 2016, the RJ Debtors filed an initial judicial reorganization plan with the RJ Court  (the “RJ Plan”), establishing the terms and conditions for the restructuring of the debt of the Registrant and the other RJ Debtors, and proposing actions that could be adopted to overcome the financial distress of the RJ Debtors and ensure their continuity as going concerns, including (1) restructuring and balancing their liabilities; (2) actions during the judicial reorganization designed to obtain new funds; and (3) the potential sale of capital assets. Under the RJ Plan, the creditors of the RJ Debtors were classified in four separate classes: (1) labor claims, (2) secured claims, (3) unsecured claims (excluding claims of micro-business owners and small businesses), and (4) claims of micro-business owners and small businesses. The Registrant has continued to negotiate with its creditors to develop a plan of reorganization that will receive sufficient approval of its creditors to permit the Registrant to emerge from the judicial reorganization.

On March 22, 2017, the Registrant’s Board of Directors approved an adjustment of the basic financial conditions to the RJ Plan that had been filed on September 5, 2016, and authorized the Registrant’s officers and legal advisors to present, as soon as possible, an amendment to the RJ Plan to the RJ Court. These adjusted conditions were filed in the RJ Court on March 28, 2017.

Following the approval of the Second List of Creditors by the RJ Court, persons that claim to be creditors of the RJ Debtors will be permitted to file challenges to the Second List of Creditors with the RJ Court on or prior to the 10th business day following the publication of the Second List of Creditors. In addition, creditors recognized in the Second List of Creditors will be permitted to file their objections to the RJ Plan (as amended) filed by the RJ Debtors on or prior to the 30th business day following the publication of the Second List of Creditors.

Following the expiration of the period for creditors to object to the RJ Plan (as amended), the RJ Court will set a date for a general creditors’ meeting at which the creditors will vote on the RJ plan (as amended). If approved, the RJ Court must also confirm the RJ Plan (as amended) to ensure that it complies with the Brazilian law.

The Registrant published its financial statements prepared in accordance with Brazilian generally accepted accounting principles (“Brazilian GAAP”) for the year ended December 31, 2016 (the “Brazilian Financial Statements”), and filed these financial statements with the Brazilian Securities and Exchange Commission – CVM (Comissão de Valores Mobiliários) on March 22, 2017. In its report on the Registrant’s Brazilian Financial Statements, (1) the Registrant’s auditors stated that they were unable to determine what the effects of the ongoing discussions between the Registrant and its creditors will be, if any, on the plan filed on September 5, 2016, and (2) the Registrant’s auditors were unable to conclude whether the use of the going concern assumption as a basis for the preparation of financial statements of the Registrant for the year ended December 31, 2016, was appropriate, nor what the effects would be on the balances of assets, liabilities and on items comprising the statements of income, comprehensive income, changes in shareholders’ equity and cash flows if the financial statements were not prepared under this assumption. The Registrant’s auditors noted that the Registrant’s management had not completed the asset impairment testing required under Brazilian GAAP. As a result, the Registrant’s auditor was unable to determine whether there would be any need to make adjustments in the balances of non-financial assets of the Registrant and its consolidated subsidiaries as of December 31, 2016, as well as in the items of the statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the year then ended.

The completion of the Registrant’s U.S. GAAP financial statements for inclusion in the 2016 Form 20-F similarly require that the Registrant determine whether the use of a going concern assumption as a basis for the preparation of these financial statements is appropriate, and the effects on the balances of assets, liabilities and on items comprising the statements of income, comprehensive income, changes in shareholders’ equity and cash flows if these financial statements were not prepared under this assumption. The Registrant’s management has not completed the asset impairment testing required under U.S. GAAP and is currently unable to do so as this impairment testing requires that Registrant’s management complete an enterprise valuation of the Registrant and its consolidated subsidiaries. Given the ongoing negotiations between the Registrant and its creditors with respect to the terms of a plan of reorganization that will receive sufficient approval of the Registrant’s creditors to permit the Registrant to emerge from the judicial reorganization, the Registrant’s management has been unable to determine a set of assumptions that are reasonably reliable upon which to prepare an enterprise valuation to support the required impairment testing.

As a result, the Registrant has been unable to determine whether there would be any need to make adjustments in the balances of non-financial assets of the Registrant and its consolidated subsidiaries as of December 31, 2016, as well as in the items of the statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the year then ended, and the Registrant’s auditor has been unable to express an opinion on these financial statements to be included in the 2016 Form 20-F. In the absence of further information and new facts and circumstances on the RJ Debtor’s negotiations with their creditors, the Registrant expects that the report of its independent registered public accounting firm on the U.S. GAAP financial statements to be included in the Form 20-F will include an emphasis indicating that there is substantial doubt about the Registrant’s ability to continue as a going concern, based on the information received from the Registrant’s independent auditors.

PART IV ─ OTHER INFORMATION

(1)   Name and telephone number of person to contact in regard to this notification

          Ricardo Malavazi Martins                                  011-55-21                                                      3131-2855

                                     (Name)                                             (Area Code)                                        (Telephone Number)

(2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).   Yes ☒   No ☐

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

 Yes ☒   No ☐

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant currently anticipates that results of operations for the year ended December 31, 2016 will reflect a smaller net loss compared to the net loss for the year ended December 31, 2015, however, as described above, the Registrant’s management is currently evaluating the impairment charges relating to its long-lived assets under U.S. GAAP and is currently unable to quantify the magnitude of such impairment, if any. Any impairment would be recorded as an expense in the Registrant’s U.S. GAAP financial statements to be included in the Form 20-F and may result in a significant change in its results of operations as compared to the reduction of the Registrant’s net loss currently anticipated.

Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act regarding the Registrant’s expectation that it requires additional time to file the 2016 Form 20-F. Such forward-looking statements, in some cases, may be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek” and similar terms or phrases. Such forward-looking statements include, but are not limited to, statements relating to the Registrant’s anticipated impairment charges, the timing and outcome of the completion of the audit of the Registrant’s U.S. GAAP financial statements, and changes to the Registrant’s results of operations for the year ended December 31, 2016 as compared to December 31, 2015. The forward-looking statements contained in this Form 12b-25 are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of the Registrant’s control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including, among other things, the timing of the preparation of an Enterprise valuation of the Registrant and its consolidated subsidiaries, the Registrant’s management’s evaluation of the impairment charges relating to its long-lived assets under U.S. GAAP, and the timing of the preparation of the Registrant’s U.S. GAAP financial statements to be included in the 2016 Form 20-F. Except as required by law, the Registrant undertakes no obligation to publicly update any forward-looking statements whether as a result of new information, future developments or otherwise.

                                                                                           Oi S.A. – In Judicial Reorganization

                                                                    (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 2, 2017	By: /s/ Ricardo Malavazi Martins Name: Ricardo Malavazi Martins Title: Chief Financial Officer